WELLS FARGO FUNDS DISTRIBUTOR, LLC

(A Wholly Owned Subsidiary of Wells Fargo Asset Management Holdings, LLC)

Statement of Financial Condition
and Report of Independent Registered Public Accounting Firm

December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-066716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Fargo Funds Distributor, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Market Street, 10th floor
(No. and Street)

San Francisco	CA	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Damian George (212) 214-2711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street, Suite 1400	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Damian George, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Fargo Funds Distributor, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GINA VITI
Notary Public, State of New York
No. 01AL5027804
Qualified in Queens County
Commission Expires May 16, 2022

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)

(Executed WITHIN OR WITHOUT of the State of California)

I, **Damian George**, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 26 day of February 2021, at New York, New York

(Signature of person signing)

Chief Financial Officer
(Title of person signing report)

GINA VITI
Notary Public, State of New York
No. 01AL5027804
Qualified in Queens County
Commission Expires May 16, 20 22

Wells Fargo Funds Distributor, LLC
(Name of Licensee)

133366
(File Number)

INSTRUCTIONS:

1. If the broker-dealer, investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.



KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

To Member and the Board of Directors
Wells Fargo Funds Distributor, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wells Fargo Funds Distributor, LLC (the Company), a wholly owned subsidiary of Wells Fargo Asset Management Holdings, LLC, as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2005.

San Francisco, California
February 26, 2021

WELLS FARGO FUNDS DISTRIBUTOR, LLC

(A Wholly Owned Subsidiary of Wells Fargo Asset Management Holdings, LLC)

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$	67,398,919
Deferred sales commissions		706,784
Prepaid expenses		488,251
Due from affiliates		6,088,025
12b-1 distribution fee receivable		2,280,195
Other receivables		560
Total assets		76,962,734

Liabilities and Member's Equity

Due to affiliates	$	1,365,953
Accounts payable		124,688
Accrued compensation and related benefits		14,769,925
Commissions and distribution fees payable		1,236,438
Other accrued expenses		537,251
Total liabilities	$	18,034,255
Member's equity		58,928,479
Total liabilities and member's equity	$	76,962,734

The accompanying notes are an integral part of this Statement of Financial Condition.

WELLS FARGO FUNDS DISTRIBUTOR, LLC

(A Wholly Owned Subsidiary of Wells Fargo Asset Management Holdings, LLC)

Notes to Statement of Financial Condition

December 31, 2020

(1) Organization and Nature of Operations

Wells Fargo Funds Distributor, LLC (WFFD, the "Company") is a wholly owned subsidiary of Wells Fargo Asset Management Holdings, LLC (WFAMH) whose parent is Everen Capital Corporation (ECC). The parent of ECC is Wells Fargo & Company (WFC, the "Holding Company"). WFFD is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). As of December 31, 2020, WFFD's primary activity is the distribution of Wells Fargo Funds (the Funds), pursuant to a service agreement with Wells Fargo Funds Management, LLC (WFFM). WFFD does not receive or hold customer funds or securities.

(2) Summary of Significant Accounting Policies

(a) Accounting Standards Adopted in 2020

Accounting Standards Update (ASU) 2016-13 *Measurement of Credit Losses on Financial Instruments* (Topic 326) changes the accounting for the measurement of credit losses on loans and debt securities. For loans and held-to-maturity debt securities, the new guidance requires a current expected credit loss (CECL) measurement to estimate the allowance for credit losses for the remaining contractual term, adjusted for prepayments, of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts. The Company adopted the new guidance on January 1, 2020 with no impact on the Company's Statement of Financial Condition.

(b) Basis of Presentation

The Company's Statement of Financial Condition is prepared in accordance with U.S. generally accepted accounting principles (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Estimates, and matters that affect the reported amounts and disclosure of contingencies in the Statement of Financial Condition, may vary from actual results.

(c) Fair Value of Financial Instruments

In accordance with FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, WFFD categorizes its assets and liabilities that are accounted for at fair value in the statement of financial condition in the fair value hierarchy as defined by ASC 820. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities. See note 6 for further information about the fair value hierarchy and WFFD's assets and liabilities that are accounted for at fair value.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and money market fund investments, all with affiliated parties.

(e) Federal and State Income Taxes

The Company is a single-member limited liability company (SMLLC) and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for Federal income tax purposes. Generally, disregarded entities are not subject to entity-level Federal or state income taxation and as such, the Company does not provide for income taxes under FASB ASC 740, *Income Taxes*. The Company's taxable income is primarily reported in the tax return of ECC.

(3) Related-party Transactions

In the ordinary course of business, the Company enters into material transactions with other affiliates of WFC.

(a) Receivable from Affiliates

As of December 31, 2020, the Company recorded a receivable balance of $6,088,025, which consisted of $5,984,037 due from WFFM for administrative, marketing, and related services performed on behalf of WFFM, and $103,988 of distribution fees due from WCM. The receivables are presented in the Due from Affiliates line on the Statement of Financial Condition.

(b) Services Provided to Affiliates

Pursuant to the terms of an administrative services agreement with WFFM, the Company provided fund administrative, marketing, and related services performed on behalf of WFFM. The Company also provided services to WFFM pursuant to the terms of an administrative services agreement.

(c) Payable to Affiliates

As of December 31, 2020, the Company recorded a payable to affiliate balance of $1,365,953, which primarily consists of 12b-1 expense accruals in the amount of $796,403 payable to WF Clearing Services LLC as well as other automated inter-entity settlement activities, sales commission accruals, and risk related expenses payable to WFAM and other affiliates. These liabilities are recorded in the Due to Affiliates line on the Statement of Financial Condition.

(d) Services Provided by Affiliates

The Company has entered into service agreements with WFC and its affiliates under which the Company receives operational, product, general and administrative support services.

WELLS FARGO FUNDS DISTRIBUTOR, LLC

(A Wholly Owned Subsidiary of Wells Fargo Asset Management Holdings, LLC)

Notes to Statement of Financial Condition

December 31, 2020

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), and as of December 31, 2020, was required to maintain minimum net capital of $1,202,284. At December 31, 2020, the Company had net capital of $35,444,828, which was $34,242,544 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 51% at December 31, 2020.

The "Computation for Determination of Reserve Requirements from Rule 15c3-3" and "Information Relating to the Possession or Control Requirements" is not applicable to the Company. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) acting as a placement agent for unregistered funds managed by affiliate advisers, offered via private placement utilizing a Reg D, 4(a)(2) and/or Reg S exemption, to qualified institutional investors, (2) offering collective investment trusts sponsored by Wells Fargo Bank, N.A. to institutional investors that are qualified retirement plans, and (3) offering Wells Fargo Funds to institutional investors and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

(5) Employee Benefits, Deferred Compensation and Stock Plans

Defined Contribution Retirement Plans

WFC sponsors a qualified defined contribution retirement plan (the 401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation, subject to statutory limits. Eligible employees who complete one year of service are eligible for quarterly company matching contributions, which are generally dollar for dollar up to 6% of an employee's eligible certified compensation. Matching contributions are 100% vested. The 401(k) Plan includes an employer discretionary profit sharing contribution feature to allow WFC to make a contribution to eligible employees' 401(k) Plan accounts for a plan year. Eligible employees who complete one year of service are eligible for profit sharing contributions. Profit sharing contributions are vested after three years of service.

Deferred Compensation and Stock Plans

The Company participates in WFC's unfunded deferred compensation plan in which a select group of management or highly compensated individuals are participants, as defined. Awards consist of long-term deferred cash awards, restricted stock rights (RSRs) and performance share awards (PSAs), which may be granted periodically to certain employees. The deferred portion of the award further takes the form of RSRs, PSAs and Long Term Cash. Deferred cash incentive awards generally vest over a three-year period,

while RSRs and PSAs generally vest over three to five years, during which time the holder may be entitled to receive additional RSRs, PSAs or cash payments equal to the cash dividends that would have been paid had the RSRs or PSAs been issued and outstanding shares of common stock. RSRs and PSAs granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying award.

Other Benefits

The Holding Company provides health care and other benefits for certain active and retired employees. WFFD reserves the right to amend, modify or terminate and of the benefits at any time.

(6) Fair Value of Assets and Liabilities

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires disclosures about fair value measurements.

Money market fund investments are recorded at fair value on a recurring basis.

In accordance with ASC 820, WFFD groups its financial assets and financial liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect WFFD's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 are as follows:

Description	Total	Level 1	Level 2	Level 3
Cash	$ 22,398,919	22,398,919	-----	-----
Money Market Fund	$ 45,000,000	45,000,000	-----	-----
Total Cash and cash equivalents	$ 67,398,919	67,398,919	-----	-----

(7)   COVID-19

The COVID-19 pandemic has impacted the Company's business operations, and the ultimate impact will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities in response to the pandemic. Although certain economic conditions showed signs of improvement in the later part of 2020, impacts of the COVID-19 pandemic may continue to affect our results in the future.

(8)   Subsequent Event Disclosure

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2020 through February 26, 2021, the date the Company issued its financial statements. On February 23, 2021, the Company announced that it was included with the sale of WFAMH, its parent, to a third party. The transaction is expected to close in the second half of 2021, subject to customary conditions.